

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Frank P. Marino
Chief Financial Officer
Tucson Electric Power Company
88 East Broadway Boulevard
Tucson, AZ 85701

> **Re: Tucson Electric Power Company**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-05924**

Dear Mr. Marino:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation